Exhibit 99.1

New US$350 million Green Bond to be issued

Mauritius, September 17, 2019: Azure Power Solar Energy Private Limited, a wholly owned subsidiary of Azure Power Global Limited (NYSE: AZRE), a leading independent solar power producer in India, will issue a US$350,101,000 green bond offering, maturing in 2024 (the “Bond”) with an expected US Dollar coupon of 5.65%.

The Bond has been certified by Climate Bonds Initiative as a Green Bond and is the second solar Green Bond to be offered by the Company. The Company expects to primarily use the proceeds to refinance existing indebtedness.

The Bond is offered to eligible yield investors who have a specific mandate or portfolio for buying green bonds, and in each case who are qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933 (the “Securities Act”) or offshore the United States in accordance with Regulation S under the Securities Act. The Bond has not been and will not be registered under the Securities Act and may not be offered or sold within the United States absent registration or an applicable exemption from the registration requirements.

This is not an offer to sell or purchase nor the solicitation of an offer to sell or purchase securities and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which, or to any person to whom such an offer, solicitation or sale would be unlawful.

About Azure Power

Azure Power (NYSE: AZRE) is a leading independent solar power producer with a pan-Indian portfolio. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power provides low-cost and reliable solar power solutions to customers throughout India. It has developed, constructed and operated solar projects of varying sizes, from utility scale, rooftop to mini & micro grids, since its inception in 2008. Highlights include the construction of India’s first private utility scale solar PV power plant in 2009 and the implementation of the first MW scale rooftop project under the smart city initiative in 2013.

For more information, visit: www.azurepower.com.

Investor Relation Contacts:

For investor enquiries, please contact Nathan Judge, CFA at ir@azurepower.com. For media related information, please contact Samitla Subba at pr@azurepower.com.

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